

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

June 8, 2009

<u>Via U.S. mail and facsimile</u>

Ms. Joanne Ferstman
Executive VP, CFO & Corporate Secretary
Dundee Corporation
1 Adelaide Street East, 28th Floor
Toronto, Ontario, Canada M5C 2V9

   RE: Form 40-F for the fiscal year ended December 31, 2008
      File No. 0-25542

Dear Ms. Ferstman:

   We have reviewed your response letter dated May 8, 2009 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 40-F FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings. Some of our comments refer to US GAAP literature. If your accounting under Canadian GAAP differs from your accounting under US GAAP, please also show us the additional disclosures that will be included in your US GAAP reconciliation footnote.

Exhibit 99.2

Notes to Consolidated Financial Statements, page 9

Note 3. Business Combinations, Dispositions and Reorganizations, page 20

2. In regards to DundeeWealth's acquisition of the 100% interest in DundeeWealth
    BHC from Dundee Corporation, we note that prior to November 3, 2006 Dundee
    Corporation owned a 100% interest in Dundee Wealth BHC. We note that as a result
    of the "reorganization of Dundee Wealth BHC" and as of December 31, 2006 Dundee
    Corporation's ownership of Dundee Wealth BHC was through its 62% ownership
    interest in DundeeWealth. Your response letter dated February 20, 2009 states that
    you did not recognize the gain or loss that resulted from the consideration paid by the
    non-controlling shareholders of DundeeWealth. Your response to our prior comment
    2 in our letter dated March 9, 2009 further states that the Company did not recognize
    a gain or loss on the disposition of the assets and liabilities of Dundee Wealth BHC
    that were sold to the third party shareholders of DundeeWealth. Please provide us
    with a comprehensive explanation of these transactions and corresponding
    accounting. Your explanation should include the following:
    *   Please tell us the type and amount of consideration paid by DundeeWealth and the
        non-controlling shareholders of DundeeWealth for the acquisition of 100%
        interest in Dundee Wealth BHC;
    *   Please tell us whether the consideration paid by the non-controlling shareholders
        of DundeeWealth implied a gain or loss and the amount of such gain or loss. You
        should tell us how you arrived at the implied gain or loss amount by telling us the
        amount of consideration received and carrying value. Further tell us how you
        have accounted for DundeeWealth's noncontrolling shareholders' acquisition of
        Dundee Wealth BHC;
    *   Please tell us the structure of the transactions, including whether they involved the
        issuance of new shares; and
    *   Please tell us how you recorded the transactions. You should tell us the financial
        statement line items impacted and corresponding amounts by which they were
        impacted.

Transactions Completed in 2007

Wealth Management

Disposition of Dundee Bank of Canada ("Dundee Bank"), page 22

3. We note your response to prior comment 2 in our letter dated March 9, 2009. In
    regards to the disposition of Dundee Bank of Canada, we have the following
    additional comments:

- We note that pursuant to the operating agreement, DundeeWealth receives a fixed fee, calculated as 10 basis points of bank deposits existing at the time of the disposal and 17 basis points on any new deposits. Please provide us with a more robust explanation of how you determined that this agreement does not result in direct cash inflows pursuant to paragraph 6 of EITF 03-13. Please also tell us whether DundeeWealth received fees related to deposits in a similar manner from Dundee Bank of Canada prior to the sale;
- We note that DundeeWealth may, through its distribution network of independent financial advisors, continue to distribute existing banking products and introduce new banking products under the brand name "Dundee Bank of Canada." Please tell us the nature of these products, quantify any cash flows related to these products, and address how you considered DundeeWealth's continued involvement with these products in your analysis that discontinued operations presentation is appropriate;
- We note that DundeeWealth and the purchaser have formed a steering committee and operating committee. The purpose of these committees is to establish a governance structure with which to manage the relationship between DundeeWealth and the purchaser in respect of the agreement and to measure the performance of each party's obligation pursuant to the agreement. The committee also reviews certain operational protocols. All new products that the purchaser may want to launch under the brand name "Dundee Bank of Canada" are reviewed by the steering and operating committees. In light of DundeeWealth's involvement in these two committees, please tell us what consideration you gave as to whether DundeeWealth has significant continuing involvement. Refer to paragraphs 9 through 12 of EITF 03-13 and paragraph 42 of SFAS 144; and
- Please consider expanding your disclosures regarding the terms of the operating agreement as well as the steering and operating committees. For example, you should consider disclosing the fixed fees that you received on existing deposits and on any new deposits as well as the length of the agreement.

Note 13. Corporate Debt, page 30

4. We note your response to prior comment 4 in our letter dated March 9, 2009. As previously requested, please tell us the accounting literature which supports your accounting for the 5.85% Exchangeable Unsecured Subordinated Debentures under both US and Canadian GAAP. Specifically, your response to prior comment 13 from our letter dated December 23, 2008 indicates that you account for the Exchangeable Debentures at amortized cost. However, your current response and your footnote disclosures indicate that the carrying value of the Exchangeable Debentures is determined as the potential value of the units deliverable pursuant to the exchange feature, net of unamortized costs. Identify the authoritative literature you relied on to record these debt securities at the potential value of the units deliverable.

Note 20. Income Taxes, page 38

5. Please consider expanding your disclosures to provide additional insight on how you
    determined it is more likely than not that you will realize your deferred tax assets
    with the exception of those for which you recorded a valuation allowance of $17.1
    million. In this regard, please consider each of the following points in your
    disclosures:
    *   Please consider expanding your discussion of the nature of the positive and
        negative evidence that you considered, how that evidence was weighted, and how
        that evidence led you to determine it was not appropriate to record a valuation
        allowance on the remaining deferred income tax assets related to tax loss
        carryforwards. You should consider discussing the significant estimates and
        assumptions used in your analysis. You should also consider discussing how you
        determined the amount of the valuation allowance to record;
    *   Please consider disclosing the amount of pre-tax income that you need to generate
        to realize the deferred tax assets;
    *   Please consider including an explanation of the anticipated future trends included
        in your projections of future taxable income; and
    *   Please consider disclosing that the deferred tax liabilities you are relying on in
        your assessment of the realizability of your deferred tax assets will reverse in the
        same period and jurisdiction and are of the same character as the temporary
        differences giving rise to the deferred tax assets.

Note 21. Net (Loss) Earnings per Share, page 40

6. We note that for 2007 your net earnings per share –basic for discontinued operations
    was $.22 and $.29 for net earnings per share –diluted for discontinued operations.
    This appears to indicate anti-dilution. Please address the appropriateness of this
    presentation for Canadian GAAP purposes and well as any impact for US GAAP
    purposes. In this regard, we note your response to prior comment 18 from our letter
    dated December 23, 2008 that there was no difference between the methods or
    number of shares used to determine the numerators and denominators of basic and
    diluted earnings per share under Canadian and US GAAP.

Note 29 - Differences Between Canadian and United States Generally Accepted
Principles, page 59

7. We note your response to prior comment 3 in our letter dated March 9, 2009. You
    believe that the commissions paid by DundeeWealth are not unlike an investment in a
    revenue-generating productive asset. Pursuant to paragraph 3a of APB 29, productive
    assets are held for or used in the production of goods or services by the enterprise.
    Your deferred commission costs do not appear to be held for or used to generate
    management fees. Rather, these costs were incurred for the services of third-party
    financial advisors for their investment in one of the products you manage. Given that

paragraphs 23 and 27 of SFAS 95 would generally imply that the costs of incurring revenues would be classified as operating activities, please revise your financial statements for US GAAP purposes in an amendment to your Form 40-F to reflect sales commissions incurred in cash flows from operating activities for all periods presented.

8. We note your response to prior comment 7 in our letter dated March 9, 2009. The US GAAP stockholders' equity rollforward you provided begins with US GAAP stockholders' equity at December 31, 2006 and arrives at US GAAP stockholders' equity at December 31, 2007. As both of these amounts are US GAAP, please further advise why the adoption of new Canadian accounting policies would be included in this rollforward.

9. We note your response to prior comment 8 in our letter dated March 9, 2009. You believe that it was appropriate for Canadian and US GAAP purposes to recognize the ABCP other-than-temporary impairment provision in discontinued operations for the period prior to your sale of Dundee Bank of Canada. However, we note that the ABCP investments were transferred to DundeeWealth prior to the sale of Dundee Bank of Canada and as such do not appear to be part of the "component of an entity" that was sold. The fact that the ABCP investments were an integral part of the operations of Dundee Bank of Canada prior to their transfer to DundeeWealth does not appear to make those assets part of the "component of an entity" sold. In addition, the fact that the Company did not intend to use the ABCP investments for operational purposes does not appear to obviate the need to record their respective gains or losses in your continuing operation. These assets continue to be held by the Company and thus warrant inclusion in your results of continuing operations. Pursuant to paragraph 43 of SFAS 144, only the results of operations of the component that has been disposed of or is classified as held for sale shall be reported as discontinued operations. Given that the ABCP investments were not part of the operations which were discontinued, please revise your financial statements in an amendment to your Form 40-F to include the impairment provision in net (loss) earnings from continuing operations under US GAAP. Correspondingly, any income and expenses related to ABCP investments should also be included in net (loss) earnings from continuing operations under US GAAP.

Exhibit 99.3

Consolidated Results of Operations, page 5

10. We note the disclosures that you have provided regarding the $385.3 million in aggregate adjustments against your investments. Approximately $114.2 million of these adjustments were in respect of your equity-accounted investments, $213.8 million related to DundeeWealth's portfolio of asset backed commercial paper and collateralized loan obligations, and $57.3 million related to other investments in your

portfolio of available-for-sale securities. We urge you to continue to consider what additional quantitative disclosures can be provided to convey to investors the current and ongoing risks related to your revenues and operating results, recoverability of your assets, as well as the risk that additional charges may need to be recorded. We note the disclosures provided beginning on page 45 of Exhibit 99.2. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation. In this regard, please consider the following:

- Please consider what additional disclosures can be provided to help investors better understand how you arrived at these adjustment amounts recorded during the year ended December 31, 2008, including the significant estimates and assumptions used to arrive at these adjustment amounts and whether reasonably likely changes in these estimates and assumptions could lead to additional charges; and
- Please consider addressing the current and ongoing risks that you face in regards to your real estate business in the geographic markets you serve due to recent economic developments in the real estate industry. Specifically, address the impact these developments could have on your results of operations and liquidity, including risks related to the recoverability of your real estate assets.

Accounting Policies and Estimates

Goodwill and Other Intangible Asset Impairment, page 42

11. Please consider further expanding your disclosures to address the following:
- Please consider disclosing the reporting unit level at which you test goodwill for impairment and your basis for that determination;
- Please consider expanding the sensitivity analysis provided to show the impact of reasonably likely changes in each of your reporting units. Please also clarify how you determined which percentage change to disclose in your sensitivity analysis;
- Please consider disclosing the difference between the estimated fair value and carrying value of each of your reporting units; and
- Please also consider addressing your consideration of recurring losses in any of your reporting units.

In a corresponding manner, please also consider further expanding your disclosures regarding your impairment considerations for investment management contracts with an indefinite life.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Brigitte Lippmann, Attorney, at (202) 551-3713 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief